30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

December 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:                             General Communication, Inc.

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-219619)

Dear Mr. Spirgel,

Set forth below are responses to the comments contained in your letter to Ronald A. Duncan, Chief Executive Officer of General Communication, Inc. (“GCI”), dated December 4, 2017 (the “SEC Letter”), regarding GCI’s Registration Statement on Form S-4, originally filed on August 1, 2017, as amended by Amendment No. 1 filed on September 26, 2017, and by Amendment No. 2 filed on November 20, 2017 (as so amended, the “Registration Statement”).  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

* * * * *

General

1.                                Comment: Please provide us with a detailed legal analysis explaining why Broadband HoldCo (“Broadband”), wholly-owned subsidiary of GCI Liberty, will not be an investment company required to register under the Investment Company Act, including any exemptions that Broadband intends to rely upon and why the exemptions are available to Broadband. Among other things, your analysis should include data indicating the value of Broadband’s investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis.

Response: Broadband currently is a bankruptcy remote wholly owned subsidiary of Liberty Interactive Corporation (“Liberty Interactive”).  The only asset of Broadband is

42,681,842 shares of Series C common stock of Liberty Broadband Corporation (the “Liberty Broadband Shares”).

In connection with the Transactions, Broadband will be contributed to GCI Liberty and become a bankruptcy remote indirect wholly owned subsidiary of GCI Liberty. It is a prerequisite to GCI Liberty’s ability to obtain a margin loan (the “margin loan”) supported by the Liberty Broadband Shares that Broadband be structured as a bankruptcy remote entity.  Further, the margin loan itself is necessary to provide GCI Liberty with the requisite liquidity to fund its obligations incurred in connection with the Transactions and for general working capital purposes, as described more fully in Response 2.  GCI Liberty intends to enter into the margin loan with respect to the Liberty Broadband Shares, as (1) management believes a margin loan is an attractive and efficient path to monetizing the Liberty Broadband Shares and (2) there will be no other publicly traded asset in GCI Liberty’s portfolio that would provide GCI Liberty with sufficient marginable collateral to satisfy its liquidity needs.  Following the contribution and prior to the time of the split-off, Broadband intends to draw the full $1.0 billion available borrowings under the margin loan.  The margin loan will be privately negotiated with one or more large commercial banks.  Following completion of the Transactions, the only asset of Broadband will continue to be the Liberty Broadband Shares resulting in substantially all of Broadband’s assets continuing to be “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940 (the “1940 Act”).

Based on the composition of Broadband’s assets, Broadband is and will continue to be an “investment company” as defined in Section 3(a)(1)(C) of the 1940 Act, unless an exclusion is available to it.  Because all of Broadband’s securities currently are owned by Liberty Interactive and will be owned by GCI Liberty and each of Liberty Interactive and GCI Liberty is a qualified purchaser that is not an investment company, Broadband is and will continue to be excluded from the definition of “investment company” by each of Section 3(b)(3), Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.

Although this discussion of the exclusions available to Broadband from the definition of “investment company” under the 1940 Act applies to its status today as a wholly owned subsidiary of Liberty Interactive and to its future status as a wholly owned subsidiary of GCI Liberty, for the sake of clarity, the remainder of this response discusses these exclusions only as they apply to Broadband as a subsidiary of GCI Liberty.

Section 3(b)(3).  An investment company that is a fully-owned subsidiary of a non-investment company is excluded from the definition of “investment company” pursuant to Section 3(b)(3) of the 1940 Act.  As noted in our prior correspondence, GCI Liberty will not be an investment company because the value of “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) that it will own will be less than 40% of the value of its total assets (excluding cash and U.S. government securities) on an unconsolidated basis.(1)

(1)                                 We refer to an issuer’s assets calculated in accordance with the requirements of Section 3(a)(1)(C) of the 1940 Act as the issuer’s “Adjusted Assets.”

Section 3(b)(3) requires a subsidiary relying on this exclusion to satisfy each of the following conditions in order to be excluded from the definition of an investment company:

(i)                                     all of the subsidiary’s outstanding securities, other than short-term paper and directors’ qualifying shares, must be directly or indirectly owned by the subsidiary’s parent company (it must be a “fully-owned subsidiary”);

(ii)                                  the parent company must be excepted from the definition of investment company by Section 3(b)(1) or Section 3(b)(2); and

(iii)                               the subsidiary must be an investment company solely by virtue of Section 3(a)(1)(C).

The staff of the Securities and Exchange Commission (the “Commission”), however, has allowed fully-owned investment company subsidiaries to rely on Section 3(b)(3) even though, on its face, not all of the requirements of Section 3(b)(3) were met.(2)

The purpose of the first requirement (that the subsidiary be a fully-owned subsidiary) is to assure that there is not a direct public interest in the subsidiary.(3)  Accordingly, the staff of the Commission has allowed subsidiaries to rely on Section 3(b)(3) even if they have issued notes to banks in connection with privately negotiated loans.(4)  For example, a subsidiary was able to

(2)                                 See, e.g., Delta Capital Corp., SEC No-Action Letter (July 8, 1973) (“Delta Capital”) (“[W]e have not required registration under the Act of a fully-owned investment company subsidiary unless the parent’s interest in the subsidiary when added to other investment securities is more than 40% of the value of the parent’s total assets, excluding cash items and Government securities, on an unconsolidated basis”); and Taylor Woodrow of California Inc., SEC No-Action Letter (Apr. 2, 1973) (“Taylor Woodrow”) (“[W]e have interpreted Section 3(b)(3) as applicable to issuers which did not fully comply with the requirements of that Section in situations in which the issuer’s parent had less than 40% of the value of its assets, less cash and Government securities, on an unconsolidated basis invested in the securities of the issuer and other investment securities”).

(3)                                 See, e.g., Sumitomo Metal America Finance, Inc., SEC No-Action Letter (Mar. 8, 1989) (“Sumitomo”) (noting a subsidiary could not rely on the Section 3(b)(3) exception when it proposed to issue long-term debt securities in private placements and that the “apparent purpose of the requirement in Section 3(b)(3) that the parent company own all of the outstanding securities of the investment company subsidiary is to assure that there is not direct public interest in the subsidiary”).

(4)                                 See, e.g., AC Finance Co., SEC No-Action Letter (May 18, 1987) (“AC Finance”); Telesciences, Inc. & Telesciences Capital Corp., SEC No-Action Letter (Sept. 15, 1978) (“Telesciences”) (permitting a subsidiary to rely on Section 3(b)(3) even though it anticipated issuing debt to the Small Business Administration); Gulf & Western Assocs., Inc., SEC No-Action Letter (May 30, 1975) (“Gulf & Western”) (permitting a subsidiary to rely on Section 3(b)(3) even though it guaranteed various bank loans); and WCI Commercial Corp., SEC No-Action Letter (Jan. 13, 1974) (“WCI Commercial”).

issue notes evidencing bank loans to the banks that provided the loans(5) and to guarantee long-term and short-term bank debt incurred by another subsidiary of the parent company.(6)  In each case, the banks holding the notes issued in connection with privately negotiated loans generally had been provided with substantial information concerning the subsidiary’s operations and finances, and the holders did not require the protections that the 1940 Act affords.(7)  Because all of Broadband’s outstanding securities will be owned by GCI Liberty and because the margin loan will be privately negotiated with and owned by large commercial banks, Broadband will meet the first requirement of Section 3(b)(3).

The second requirement of Section 3(b)(3) is that the parent be excluded from the definition of investment company by Section 3(b)(1) or 3(b)(2).  Sections 3(b)(1) and 3(b)(2) provide exclusions from the definition of investment company for companies that fall within the definition of an investment company (commonly known as the 40% test) set forth in Section 3(a)(1)(C).  The staff of the Commission, however, has taken the position that a subsidiary of a company may rely upon Section 3(b)(3) even if its parent does not need to rely on Section 3(b)(1) or Section 3(b)(2) because the value of investment securities the parent owns, including the value of its interest in the Section 3(b)(3) subsidiary, is less than 40% of the value of the parent’s Adjusted Assets.(8)  As discussed in our prior correspondence, the value of investment securities owned by GCI Liberty will be less than 40% of its Adjusted Assets.

The final requirement of Section 3(b)(3) is that the subsidiary must be an investment company solely by virtue of Section 3(a)(1)(C).  However, the staff of the Commission has

(5)                                 See, e.g., AC Finance (notes evidencing loans or letters of credit against a revolving credit facility); WCI Commercial (involving an unsecured three-year bank loan).  See, also, Taylor Woodrow (permitting a subsidiary to rely on Section 3(b)(3) when the subsidiary had outstanding a security representing a loan from another company, and the subsidiary’s parent had made a loan in the same amount to a subsidiary of that other company; and noting that these simultaneous loans resulted in only minimal risks to that other company, which therefore did not require the protections of the 1940 Act).

(6)                                 See, e.g., Gulf & Western.

(7)                                 See, e.g., Sumitomo.

(8)                                 See Commercial Capital, Inc., SEC No-Action Letter (Apr. 6, 1973); Taylor Woodrow; see also, AC Finance; Telesciences; Gulf & Western; WCI Commercial; cf. Thomas P. Azzara, SEC No-Action Letter (Apr. 11, 1983) (“If the parent company would have less than 40 percent of its assets in ‘investment securities’ [and thus would not be an investment company under Section 3(a)(1)(C)], the subsidiary corporation, if all of its securities were held by the parent company, would be excepted from the definition of an investment company by Section 3(b)(3) or Rule 3a-3.”); Sun Chemical Corp., SEC No-Action Letter (July 11, 1980) (“Sun Chemical”) (stating that the Commission staff would not recommend enforcement action against a wholly-owned subsidiary for failing to register under the 1940 Act if the parent company either was excepted by Section 3(b)(1) or was not an investment company); Delta Capital (noting that “[i]f a large publicly held corporation owned all the stock of the Fund, the Fund would probably not be allowed to be registered under the Act” by virtue of Section 3(b)(3)); Time-Life Broadcast, Inc., SEC No-Action Letter (Aug. 31, 1972) (permitting a subsidiary to rely on Section 3(b)(3) when its parent company was not an investment company within the meaning of Section 3(a) of the 1940 Act).

permitted fully-owned subsidiaries of operating companies to rely on the exclusion found in Section 3(b)(3) even if such subsidiaries had no business other than investing, reinvesting or trading in securities and therefore on their face appear to have been investment companies as defined in Section 3(a)(1)(A) of the 1940 Act, because there was no policy reason to require such subsidiaries to be regulated by the 1940 Act where they were fully-owned by a parent company that had less than 40% of its assets in investment securities.(9)  Broadband will be no different than any such fully-owned subsidiaries.  In addition, we supplementally inform you that Broadband will not be an investment company as defined by Section 3(a)(1)(B) of the 1940 Act because it has not engaged or proposed to engage, and will not engage or propose to engage, in the business of issuing face-amount certificates of the installment type as defined in the 1940 Act.

Accordingly, Section 3(b)(3) will exclude Broadband from the definition of “investment company” under the 1940 Act.

Section 3(c)(1).  Broadband will be excluded from the definition of “investment company” by Section 3(c)(1) of the 1940 Act, which excludes any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons and which is not making and does not propose to make a public offering of its securities.  GCI Liberty will indirectly own all of the outstanding securities of Broadband and will count as a single owner of those securities for purposes of the exclusion found in Section 3(c)(1).

Under Section 3(c)(1), GCI Liberty will be treated as a single person for purposes of the 100 owner requirement unless both (i) GCI Liberty owns more than 10% of the outstanding voting securities of Broadband and (ii) GCI Liberty is an “investment company” as defined in the 1940 Act or it is a private fund excluded from the definition of investment company under the 1940 Act by Section 3(c)(1) or Section 3(c)(7).(10)  Although GCI Liberty will own more than 10% of the voting securities of Broadband, it will not be an “investment company” as defined in the 1940 Act because the value of investment securities owned by GCI Liberty will be less than 40% of GCI Liberty’s Adjusted Assets.  As a result, GCI Liberty will count as a single owner of Broadband’s outstanding securities for purposes of the 100 owner requirement of Section 3(c)(1).

Broadband will enter into the margin loan with one or more prospective lenders, each of which will be a large commercial bank.  The margin loan will not be a security in the hands of

(9)                                 See, Telesciences (the subsidiary, upon obtaining a license from the Small Business Administration, would operate as a small business investment company without registering under the 1940 Act); WCI Commercial (the parent transferred all of its investment securities to the newly formed subsidiary for the purposes of a loan); Delta Capital (a large publicly held corporation held all the securities of a fully-owned open-end investment company for a brief period of time); and Sun Chemical (the parent transferred all of its investment securities to a fully-owned closed-end management investment company subsidiary).  See, also, supra at notes 2 and 8.

(10)                          See Section 3(c)(1)(A) of the 1940 Act.

the banks.(11)  We also are not aware of any pronouncement by the Commission, its staff or the courts that such loans would be securities issued by Broadband for purposes of Section 3(c)(1).  We are aware that the Commission argued in its amicus brief to the United States Supreme Court for the Marine Bank case that “[w]hile the language in the [1940 Act’s] definition of the term ‘security’ is identical to that in the [Securities Act of 1933, as amended (the “1933 Act”)], the regulatory context under the [1940 Act] differs fundamentally from that under the [1933 Act] and the [Securities Exchange Act of 1934, as amended (the “1934 Act”)].”(12)  This language, however, addressed loans owned by potential investment companies under the 1940 Act, not securities issued by potential investment companies under the 1940 Act.  As noted above, the staff of the Commission has permitted fully-owned subsidiaries of operating companies to rely on the exclusion provided by Section 3(b)(3) even if they had obtained privately negotiated loans from banks.  The policy reasons underlying the exclusions found in Section 3(b)(3) and Section 3(c)(1) are substantially the same — namely that persons in need of the protections of the 1940 Act are not invested in the issuer, at least not to the extent necessary to require the issuer to register under the 1940 Act.(13)  As a result, there is no policy reason to treat banks that extend privately negotiated loans to companies relying on Section 3(c)(1) as owners of securities issued by such excluded companies.

Notwithstanding the foregoing, even if each bank that participates in the margin loan is deemed to be an owner of securities issued by Broadband,(14) we supplementally inform you that fewer than 99 banks will own an interest in the margin loan.  For purposes of the 100 owner requirement, the staff of the Commission has in some cases required an issuer seeking to rely on the exclusion found in Section 3(c)(1) to look through an entity that owns the issuer’s outstanding securities and count that entity’s security holders toward the issuer’s 100 owner limit, if more than 40% of the entity’s assets were invested in the issuer, regardless of whether the entity owns

(11)                          Marine Bank v. Weaver, 455 U.S. 551 (1982) (No. 80-1562)  (“Marine Bank”).

(12)                          Brief for the United States as Amicus Curiae, Marine Bank v. Weaver, 455 U.S. 551 (1982) (No. 80-1562).

(13)                          With respect to Section 3(c)(1), see Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation, at 105-106, 110 (the Commission staff noted that some private investment companies nonetheless may raise investor protection concerns, such as when their securities are held by “investors of modest means.”  Commercial banks extending margin loans are not investors of modest means. Further, similar to the rationale for the recommendation for the Section 3(c)(7) exemption, sophisticated investors, such as banks, adequately safeguard their interests in a pooled investment vehicle without extensive federal regulation); see, also H.R. Rep. No. 96-1341 at 35 (1980); S. Rep. No. 96-958 at 20 (1980). (“Section 3(c)(1) was intended to exclude from the [1940 Act] private companies in which there is no significant public interest and which are therefore not appropriate subjects of federal regulation.”). With respect to Section 3(b)(3), see notes 1 through 9, supra, and accompanying text.

(14)                          The margin loan will not permit its owners to vote for the directors of Broadband, so the margin loan will not be a “voting security” as defined in Section 2(a)(42) of the 1940 Act.  As a result, each bank that participates in the margin loan will count as a single person for purposes of the 100 owner requirement, because the attribution provisions found in Section 3(c)(1)(A) will not apply.

voting securities of the issuer.(15)  As noted in our prior correspondence, the value of securities issued by Broadband will be less than 40% of the value of GCI Liberty’s Adjusted Assets.  We supplementally inform you that the value of any participation in the margin loan owned by any bank that participates in the margin loan will be less than 40% of the value of the respective bank’s total assets.  As a result, Broadband will satisfy the requirement of Section 3(c)(1) that no more than 100 persons own its outstanding securities.

The final requirement of the Section 3(c)(1) exclusion is that Broadband not make, and have no intention of making, a public offering of its securities.  We supplementally inform you that Broadband will not make, and has no intention of making, a public offering of its securities.

Section 3(c)(7).  Broadband also will be excluded from the definition of “investment company” by Section 3(c)(7) of the 1940 Act, which excludes any issuer all of whose outstanding securities are owned only by “qualified purchasers,” as defined in Section 2(a)(51) of the 1940 Act.  As with Section 3(c)(1), any issuer relying on this exclusion must not make or propose to make a public offering of its securities.

As noted above, GCI Liberty will indirectly own all of the outstanding securities of Broadband.  GCI Liberty will be a “qualified purchaser” as defined in Section 2(a)(51) because it will own at least $25 million of “investments” for purposes of Section 2(a)(51).(16)  Rule 2a51-1 defines the term “investments” for purposes of Section 2(a)(51) to include, among other things, securities issued by companies that GCI Liberty controls, provided that such companies file reports pursuant to Sections 13 or 15(d) of the 1934 Act.  GCI Liberty will own, among other things, an equity interest in LendingTree, Inc. valued at approximately $790 million based on the market value of such interest as of September 30, 2017.  LendingTree, Inc. files reports pursuant to Section 13 or 15(d) of the 1934 Act.  Rule 2a51-1 also permits GCI Liberty to include this investment toward satisfying the $25 million requirement even though it will be owned by a majority-owned subsidiary of GCI Liberty.(17)  As a result, GCI Liberty will be a “qualified purchaser” for purposes of Section 3(c)(7).

As noted above, Broadband will enter into the margin loan with one or more prospective lenders, each of which will be a large commercial bank.  For the reasons set forth above in the analysis of Broadband’s ability to rely on the exclusion found in Section 3(c)(1), the margin loan will not be a security in the hands of the banks.  We also are not aware of any pronouncement by the Commission or its staff or the courts that such loans would be securities issued by Broadband for purposes of Section 3(c)(7).  In our view, the margin loan would not be a security issued by Broadband for purposes of Broadband’s ability to rely on the exclusion provided by Section 3(c)(7)

(15)                          See, Cornish & Carey Commercial, Inc., SEC No-Action Letter (Jun. 21, 1996).

(16)                          See, Section 2(a)(51)(A)(iv).

(17)                          See, Rule 2a51-1(g)(3).

for the same reasons articulated above with respect to Section 3(c)(1).  As a result, there is no policy reason to require banks that extend privately negotiated loans to companies relying on Section 3(c)(7) to be qualified purchasers.

Notwithstanding the foregoing, we supplementally inform you that Broadband will not permit a bank to participate in the margin loan unless Broadband has a reasonable belief such bank is a qualified purchaser.(18)

Conclusion.  In light of the foregoing analyses, we respectfully submit that Broadband will be excluded from the definition of “investment company” by each of Section 3(b)(3), Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.

2.                                Comment: Please confirm that the margin loan of approximately $1 billion against the Liberty Broadband shares held by Broadband is for a bona fide business purpose and explain the bona fide business purpose.

Response: We supplementally confirm to you that the margin loan is for a bona fide business purpose. The bona fide business purpose of the margin loan is to enable GCI Liberty to efficiently monetize the value of the Liberty Broadband Shares to (i) fund the reattribution in connection with the Transactions, (ii) provide reserves in connection with GCI Liberty’s obligation to indemnify Liberty Interactive LLC (“LI LLC”) in connection with the Transactions and (iii) fund GCI Liberty’s operations, expenses, liabilities and reserves.  The staff of the Commission has previously acknowledged the use of cash and certain securities to fund operations, research and development, capital expenditures and strategic acquisitions as bona fide business purposes.(19)

As provided in the pro forma condensed combined balance sheet (the “Balance Sheet”) included in the Registration Statement, GCI Liberty had cash and cash equivalents of approximately $531 million as of September 30, 2017 (before giving effect to any pro forma adjustments resulting from the Transactions).  However, GCI Liberty’s incremental aggregate cash obligations as a result of the Transactions (outside of normal operating pro forma liabilities as captured in the Balance Sheet), at September 30, 2017, would be approximately $1,234 million.  These obligations consist of the following: First, as described in the Registration Statement, Liberty Interactive will reattribute certain assets and liabilities from the Ventures Group to the QVC Group as part of the Transactions.  As set forth in note 3(i) to the unaudited pro forma condensed combined financial statements in the Registration Statement, as of

(18)                          See, Rule 2a51-1(h) (providing that the term “qualified purchaser” as used in Section 3(c)(7) includes any person that Broadband reasonably believes meets such definition).

(19)                          See, e.g., Yahoo! Inc., Investment Company Act Release No. 24494 (June 13, 2000) (Order), and Investment Company Act Release No. 24459 (May 18, 2000) (Notice); and RealNetworks, Inc., Investment Company Act Release No. 27889 (July 24, 2007) (Order), and Investment Company Act Release No. 27888 (June 28, 2007) (Notice).

September 30, 2017, approximately $932 million in cash will need to be reattributed to Liberty Interactive’s QVC Group with funds from GCI Liberty. Second, GCI Liberty, pursuant to an indemnification agreement with Liberty Interactive, (i) will indemnify LI LLC against any payments made by LI LLC in excess of stated principal and interest to any holder that exercises its exchange rights under the terms of LI LLC’s 1.75% Exchangeable Debentures through October 5, 2023, and (ii) has also agreed to fund a post-closing purchase offer by LI LLC for the 1.75% Exchangeable Debentures, on terms reasonably acceptable to GCI Liberty.  If the purchase offer is completed, GCI Liberty will be obligated to fund the difference between the value attributed to any repurchased debentures in the reattribution and the purchase price for such repurchased debentures.  As provided in the Balance Sheet, the estimated cost of such obligations would be approximately $302 million as of September 30, 2017.  Accordingly, GCI Liberty would have a cash shortfall of approximately $703 million, without the cash from the margin loan.

The amount of the margin loan exceeds the amount needed to cover the $703 million shortfall for several reasons.  First, the actual amounts of the reattribution and indemnification payments (including GCI Liberty’s obligations in connection with the post-closing purchase offer) depend on the market values of the applicable assets and liabilities and could exceed GCI Liberty’s estimates.  For example, as the estimated cost of the obligations under the indemnification agreement is based upon the market value of the 1.75% Exchangeable Debentures, the actual amount of such obligations will vary and is not capped.   Second, GCI Liberty must have sufficient liquidity to fund its business operations.  Third, GCI Liberty needs cash to pay the interest on the margin loan.  Further, GCI Liberty cannot assume that it will have other available sources of cash as the remaining assets and liabilities of GCI Liberty are subject to, in whole or in part, restrictive debt covenants.

As demonstrated by the foregoing, the margin loan is for the bona fide business purpose of efficiently monetizing the Liberty Broadband Shares to provide GCI Liberty with necessary liquidity to fund its cash obligations and maintain available cash for working capital purposes.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:                                Kathleen Krebs — Securities and Exchange Commission

William Mastrianna — Securities and Exchange Commission

Claire DeLabar — Securities and Exchange Commission

Terry French — Securities and Exchange Commission

Ronald A. Duncan — General Communication, Inc.

Richard N. Baer — Liberty Interactive Corporation

Beverly B. Reyes — Baker Botts L.L.P.

Brittany A. Uthoff — Baker Botts L.L.P.

Michael Hoffman — Skadden, Arps, Slate, Meagher & Flom LLP

Steven D. Miller — Sherman & Howard L.L.C

Jeffery R. Kesselman — Sherman & Howard L.L.C